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                                                                    EXHIBIT 2.11


                                                         July 25, 2000


Mr. Craig S. Kussman
Executive Vice President and Chief Financial Officer
Synavant, Inc.


Dear Mr. Kussman:

IMS Health Incorporated (IMS) shall support the working capital requirements of the Synavant Business (such business as described in the Form 10 and the related Synavant combined financial statements). Heretofore the Synavant Business has been operating under IMS and has been receiving financing from IMS, where required, for its operating needs. To expedite the Distribution, IMS shall ensure that Synavant Inc. will have a line of credit from a major bank or financial institution in place on the Distribution Date. This line of credit will be supported by IMS in connection with the Distribution in an amount not to exceed $30 million and, along with existing cash, financial resources and the working capital adjustment on the Distribution Date (such date as defined in the Form 10), will be sufficient for Synavant to execute its operations and short term business plan. Subject to the foregoing, we shall provide credit support sufficient to meet the working capital needs of Synavant for up to one year from the Distribution Date (the "Anniversary Date") if necessary, PROVIDED HOWEVER, that at such time as Synavant has secured an independent line of credit during the one year post-Distribution period that matures beyond the Anniversary Date without IMS credit support and which satisfies the foregoing criteria, IMS' credit support commitment shall immediately terminate.



James C. Malone
Chief Financial Officer
IMS Health, Inc.



Cc:  PricewaterhouseCoopers
         Vickie Fash
         Wayne Yetter